UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2018

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

The Board of Directors through resolution passed by circulation on January 22, 2018 have approved the re-appointment of Ms. Lalita D. Gupte and Mr. Ravi Kant as Independent Directors for a second and final term w.e.f. January 29, 2018 till August 10, 2021.

The Board believes that the continued association of Ms. Gupte and Mr. Kant would be of immense benefit to the Company considering their successful first term and their vide experience, skill and knowledge. Further the re-appointment is based on the recommendations of the Nomination and Remuneration Committee and previous performance evaluation. The re-appointment is subject to the approval of the shareholders by way of special resolution.

The brief profile of the Directors is as below:

Ms. Lalita D. Gupte has more than three decades of experience in the financial sector and has held various leadership positions in areas of project finance, leasing, planning and resources and corporate banking. She is the former Joint Managing Director of ICICI Bank and was the Chairperson of ICICI Venture Funds Management Company Limited till October 2016. Ms. Gupte holds a Bachelor’s Degree in Economics and a Master’s degree in management studies. She did her advanced management programme from INSEAD.

Mr. Ravi Kant brings with him experience of around five decades. He is an Hon Industrial Professor at the University of Warwick, the U.K., a Distinguished Professor at Indian Institute of Technology, Kharagpur and a visiting Leader at China Europe International Business School, Shanghai. He served as the Managing Director and Vice Chairman in Tata Motors. He is the Chairman of the Indian Institute of Management, Rohtak and Indian Institute of Information Technology, Allahabad. He had completed his education at Mayo College, Ajmer; Indian Institute of Technology, Kharagpur and Aston University, Birmingham, UK from where he did his Masters in Management in Industry. He was conferred with an Honorary D.Sc. by the Aston University, in Birmingham in July 2008.

Further, none of these Directors are related to any other existing Directors of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2018

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer